================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                    FORM 10


                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                         Pursuant to Section 12(g) of
                      The Securities Exchange Act of 1934



                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
                 ---------------------------------------------

                              10400 FERNWOOD ROAD
                           BETHESDA, MARYLAND  20817

                                (301) 380-2070


          Delaware                                    52-1638296
   -----------------------             ---------------------------------------
   (STATE OF ORGANIZATION)             (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                              10400 Fernwood Road
                           Bethesda, Maryland 20817
                   ----------------------------------------
                   (Address of principal executive offices)

                                (301) 380-9000
                        ------------------------------
                        (Registrant's telephone number
                             including area code)

    Securities to be registered pursuant to Section 12(b) of the Act:  None

       Securities to be registered pursuant to Section 12(g) of the Act:

                         LIMITED PARTNERSHIP INTERESTS
                         -----------------------------
                               (TITLE OF CLASS)


================================================================================

                               Table of Contents
                               -----------------

                                                                             Page No.
                                                                             --------

ITEM 1.     Business.......................................................         3
ITEM 2.     Financial Information..........................................         8
ITEM 3.     Properties.....................................................        11
ITEM 4.     Security Ownership of Certain Beneficial Owners and Management.        12
ITEM 5.     Directors and Executive Officer................................        12
ITEM 6.     Executive Compensation.........................................        13
ITEM 7.     Certain Relationships and Related Transactions.................        13
ITEM 8.     Legal Proceedings..............................................        14
ITEM 9.     Market for and Distributions on Limited Partnership Units and
            Related Security Holder Matters................................        14
ITEM 10.    Recent Sales of Unregistered Securities........................        15
ITEM 11.    Description of Registrant's Securities to be Registered........        15
ITEM 12.    Indemnification of Directors and Officers......................        19
ITEM 13.    Financial Statements...........................................        20
ITEM 14.    Changes in and Disagreements with Accountants on Accounting and
            Financial Disclosure...........................................        34
ITEM 15.    Financial Statements, Supplementary Schedules and Exhibits.....        34

ITEM 1.   BUSINESS

Description of the Partnership

Fairfield Inn by Marriott Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed to acquire, own and operate 50 Fairfield Inn by Marriott properties (the "Inns") located in sixteen states and the land on which 18 of the Inns are situated. The Partnership leases the land underlying 32 of the Inns from Marriott International, Inc. (AMII@) and certain of its affiliates (the "Land Leases"). Of the Partnership's 50 Inns, seven are located in each of Georgia and North Carolina; six in Michigan; four in each of Florida, Illinois, and Ohio; and three or less in each of the other ten states.

On October 8, 1993, Marriott Corporation's operations were divided into two separate companies: Host Marriott Corporation ("Host Marriott"), which continued Marriott Corporation's business of owning lodging properties and concession operations at airports and tollroads, and Marriott International, Inc. ("MII"), which continued Marriott Corporation's business of lodging and senior living services management, timeshare resort development and operation, food service and facilities management and other contract services businesses.

The sole general partner of the Partnership, with a 1% interest, is Marriott FIBM One Corporation (the "General Partner"), a Delaware corporation and a wholly-owned subsidiary of Host Marriott.

The Partnership is engaged solely in the business of owning and operating the Inns and therefore is engaged in one industry segment. The principal offices of the Partnership are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

The Inns are managed by Fairfield FMC Corporation (the "Manager"), a wholly-owned subsidiary of MII, as part of the Fairfield Inn by Marriott hotel system under a long-term management agreement. The Inns have the right to use the Fairfield Inn by Marriott name pursuant to the management agreement and, if this agreement is terminated, the Partnership will lose that right for all purposes (except as part of the Partnership's name). See Item 7 "Certain Relationships and Related Transactions".

The Fairfield Inn by Marriott system is a leading brand in the rapidly growing but increasingly competitive economy segment of the lodging industry. The Inns provide business and pleasure travelers with quality lodging at an economical price. The Partnership has no plans to acquire any new properties or sell any of the existing properties. See "Competition".

Organization of the Partnership

The Partnership was formed on August 23, 1989, and operations commenced on July 31, 1990 (the "Closing Date"). Between November 17, 1989, and the Closing Date, 83,337 limited partnership interests (the "Units") were sold in a public offering. The offering price per unit was $1,000. The General Partner contributed $841,788 for its 1% general partnership interest and $1.1 million to establish the initial working capital reserve of the Partnership at $1.5 million (as required in the partnership agreement). In addition, the General Partner has a 10% limited partnership interest through the purchase of Units on the Closing Date.

On November 17, 1989, the Partnership executed a purchase agreement (the "Purchase Agreement") with Host Marriott to acquire the Inns and the land on which 18 Inns are situated for $235.5 million. The total purchase price was paid from proceeds of the mortgage financing and sale of the Units.

DEBT FINANCING

Mortgage Debt
-------------

On July 31, 1990, the Partnership borrowed $164.9 million, bearing a fixed interest rate of 9.67%, pursuant to the terms of a non-recourse mortgage loan agreement (the "Mortgage Debt") to finance a portion of the purchase price of the Inns. The Mortgage Debt required semi-annual interest payments with no principal payments required through maturity. Although the Mortgage Debt matured on December 31, 1996, the Partnership was unable to refinance the debt until January 13, 1997. During the period of December 31, 1996 through January 13, 1997, the existing Mortgage Debt bore interest at a default rate of 12.67%.

On January 13, 1997 (the "Refinancing Date") the Mortgage Debt was successfully refinanced with a new third party lender. The principal amount of the Partnership's refinanced debt was increased from $164.8 million to $165.4 million. Proceeds from the new loan were used to repay the existing mortgage debt and pay refinancing costs. The refinanced debt continues to be non-recourse, bears interest at a fixed rate of 8.40% and requires monthly payments of principal and interest based upon a 20-year amortization schedule for a 10-year term expiring January 11, 2007. Thereafter, until the final maturity date of January 11, 2017, interest is payable at an adjusted rate, as defined, and all excess cash flow is applied toward principal amortization.

The refinanced mortgage debt is secured by first mortgages on all of the Inns, the land on which they are located, or an assignment of the Partnership's interest under the Land Leases, including ownership interest in all improvements thereon, fixtures and personal property related thereto.

As part of the refinancing, the Partnership was required to establish various reserves for capital expenditures, working capital, debt service and insurance needs. On the Refinancing Date, the Partnership established reserves totaling $3.9 million for certain capital expenditure items. The funds will be expended during 1997 for various renewals and replacements, site improvements, Americans with Disabilities Act of 1990 modifications and environmental studies undertaken in conjunction with the refinancing. The Partnership was required to deposit two months' debt service payments, or $2,850,000, into a debt service reserve payable in 12 equal consecutive monthly installments commencing on March 11, 1997. As of December 5, 1997, 10 monthly installments have been funded totaling $2,374,880. The Partnership was also required to deposit $161,000 into a ground rent reserve payable in six equal monthly installments commencing on March 11, 1997. This reserve has been fully funded as of December 5, 1997. The Partnership was also obligated to fund $300,000 into an earthquake restoration reserve account, payable in 3 consecutive monthly installments commencing on January 31, 1997. This also has been fully funded. Transfers from this fund are to be made in conjunction with any damages (not covered by insurance) suffered from earthquakes to the two Inns located in California.

The Partnership's loan agreement requires that if a single downgrade of MII's debt occurs, the Partnership is required to establish an additional debt service reserve of $1.4 million. In March 1997, MII acquired the Renaissance Hotel Group N.V. The assumption of additional debt associated with this transaction resulted in a single downgrade of MII's long-term senior unsecured debt effective April 7, 1997. This reserve has been fully funded as of December 5, 1997. In addition, pursuant to the terms of the mortgage debt subsequent to a downgrade of MII's debt, the Partnership is required to establish with the lender a separate escrow account for payments of insurance premiums and real estate taxes ("Tax and Insurance Escrow Reserve") for each mortgaged property. As of December 5, 1997, the balance in the Tax and Insurance Escrow Reserve is $1.7 million. As of December 5, 1997, reserves totaled $9.9 million.

In addition, the Partnership entered into a Working Capital Maintenance and Supplemental Debt Service Agreement ("Agreement") with the Manager, effective January 13, 1997. As part of this Agreement, the Partnership agreed to furnish the Manager additional working capital to be deposited into a segregated
interest bearing account (the "Working Capital Reserve").   The Working Capital
Reserve is to be funded from Operating Profit, as defined, retained by or distributed to the Partnership as such amounts become available, until the Working Capital Reserve reaches $670,000. This Agreement also requires the funding of another segregated account for debt service shortfalls

(the "Supplemental Debt Service Reserve"). This reserve is also to be funded out of Operating Profit retained or distributed to the Partnership as such amounts become available, until the Supplemental Debt Service Reserve reaches $1,425,000. These reserves have not been funded as of December 5, 1997.

MATERIAL CONTRACTS

Management Agreement
--------------------

The Manager operates the Inns pursuant to a long-term management agreement (the "Management Agreement"). In conjunction with the mortgage refinancing, the initial term of the Management Agreement was extended ten years from December 31, 2009 to December 31, 2019. However, the renewal period was shortened. The Manager may renew the Management Agreement, as to one or more of the Inns at its option, for up to four additional 10-year terms plus one five-year term.

The Management Agreement provides the Manager with a base management fee equal to 1% of gross sales from Inn operations for each fiscal year through 1994 and 2% of gross sales from Inn operations for each fiscal year thereafter. The Management Agreement also provides for payment of a Fairfield Inn system fee equal to 3% of gross sales from Inn operations. In addition, the Manager is entitled to an incentive management fee equal to 15% of operating profit, as defined, increasing to 20% after the Inns have achieved total operating profit during any 12 month period equal to or greater than $33.9 million. This has not been met as of December, 1997. For additional information see Item 7, "Certain Relationships and Related Transactions."

Pursuant to the Management Agreement, the Inns are operated as part of the Fairfield Inn by Marriott hotel system. At December 31, 1996, the Fairfield Inn by Marriott hotel system included 284 Inns with a total of 27,300 guest rooms.

Fairfield Inns typically contain approximately 135 rooms. Room rates generally range between $45 and $55 per night depending on location. Fairfield Inns have limited public space and do not include restaurants; however they do offer a complimentary continental breakfast.

Ground Leases
-------------

The land on which 32 of the Inns are situated is leased by the Partnership from MII or its affiliates. The Land Leases expire on November 30, 2088 and provide that the Partnership will pay annual rents equal to the greater of a specified minimum rent for each property or a percentage rent based on gross sales of the Inn operated thereon. The minimum rentals are adjusted at various anniversary dates through 1999, as defined in the agreements. The minimum rentals are adjusted annually for the remaining life of the leases based on changes in the Consumer Price Index. The percentage rent, which also varies from property to property, is fixed at predetermined percentages of gross sales that increase over time.

Under the leases, the Partnership pays all costs, expenses, taxes and assessments relating to the Inns and the underlying land, including real estate taxes. Each Land Lease provides that the Partnership has a first right of refusal in the event the applicable ground lessor decides to sell the leased premises. Upon expiration or termination of a Land Lease, title to the applicable Inn and all improvements reverts to the ground lessor.

COMPETITION

The United States lodging industry generally is comprised of two broad segments: full service hotels and limited service hotels. Full service hotels generally offer restaurant and lounge facilities and meeting spaces, as well as a wide range of services, typically including bell service and room service. Limited service hotels generally offer accommodations with limited or no services and amenities. As economy hotels, the Inns compete effectively with limited service hotels in their respective markets by providing streamlined services and amenities exceeding those provided by typical limited service hotels at prices that are significantly lower than those available at full service hotels.

The lodging industry in general, and the limited service segment in particular, is highly competitive, but the degree of competition varies from location to location and over time. The Inns compete with several other major lodging brands. Competition in the industry is based primarily on the level of service, quality of accommodations, convenience of locations and room rates. The following list presents key participants in the economy segment of the lodging industry in which the Inns compete:


      Segment                            Representative Participants
      -------                            ---------------------------

      Economy Fairfield Inn, Comfort Inn and Suites, Best Western, Holiday Inn Express, Days Inn, Hampton Inn and Suites

The Manager believes that by emphasizing management and personnel development and maintaining a competitive price structure, the Partnership's share of the market will be maintained or increased. The inclusion of the Inns within the nationwide Fairfield Inn by Marriott hotel system provides advantages of name, recognition, centralized reservations and advertising, system-wide marketing and promotion, centralized purchasing and training and support services.

CONFLICTS OF INTEREST

Because Host Marriott and its affiliates own and/or operate hotels other than those owned by the Partnership, potential conflicts of interest exist. With respect to these potential conflicts of interest, Host Marriott and its affiliates retain a free right to compete with the Partnership's Inns, including the right to develop competing hotels now and in the future, in addition to those existing hotels which may compete directly or indirectly.

Under Delaware law, the General Partner has unlimited liability for obligations of the Partnership unless those obligations are, by contract, without recourse to the partners thereof. Since the General Partner is entitled to manage and control the business and operations of the Partnership, and because certain actions taken by the General Partner or the Partnership could expose the General Partner or its parent, Host Marriott, to liability that is not shared by the limited partners (for example, tort liability or environmental liability), this control could lead to a conflict of interest. Under Delaware law, the General Partner has a fiduciary duty to the Partnership and is required to exercise good faith and loyalty in all its dealings with respect to Partnership affairs.

POLICIES WITH RESPECT TO CONFLICTS OF INTEREST

It is the policy of the General Partner that the Partnership's relationship with the General Partner or any affiliate, or persons employed by the General Partner are conducted on terms which are fair to the Partnership and which are commercially reasonable. Agreements and relationships involving the General Partner or its affiliate and the Partnership are on terms consistent with the terms on which the General Partner or its affiliates have dealt with unrelated partners.

The Partnership Agreement provides that agreements, contracts or arrangements between the Partnership and the General Partner, other than arrangements for rendering legal, tax, accounting, financial, engineering, and procurement services to the Partnership by the General Partner or its affiliates, which agreements will be on commercially reasonable terms, will be subject to the following conditions:

  (a) the services, goods or materials must be reasonably necessary to the operation of the business of the Partnership;

  (b) the General Partner or any affiliate must have the ability to render such services or to sell or lease such goods;

  (c) any such agreement, contract or arrangement must be fair to the Partnership and reflect commercially reasonable terms and shall be embodied in a written contract which precisely describes the subject matter thereof and all compensation to be paid therefor;

  (d) no rebates or give-ups may be received by the General Partner or any affiliate, nor may the General Partner or any affiliate participate in any reciprocal business arrangements which would have the effect of circumventing any of the provisions of the Partnership Agreement;

  (e) no such agreement, contract or arrangement as to which the limited partners had previously given approval may be amended in such manner as to increase the fees or other compensation payable to the General Partner or any affiliate or to decrease the responsibilities or duties of the General Partner or any affiliate in the absence of the consent of the limited partners holding a majority of the Units (excluding those Units held by the General Partner or certain of its affiliates);

  (f) any such agreement, contract or arrangement which relates to or secures any funds advanced or loaned to the Partnership by the General Partner or any affiliate must reflect commercially reasonable terms; and

  (g) any such agreement, contract or arrangement which relates to the performance of services or the sale or lease of goods or materials (other than the Management Agreement) shall contain a clause allowing termination without penalty on 60 days notice.

EMPLOYEES

The Partnership has no employees; however, employees of the General Partner are available to perform administrative services for the Partnership. The Partnership reimburses the General Partner for the cost of providing such services. See Item 6, "Executive Compensation", for information regarding payments made to the General Partner for the cost of providing administrative services to the Partnership.

CONSOLIDATION

The General Partner has undertaken, on behalf of the Partnership, to pursue, subject to further approval of the partners, a potential transaction (the "Consolidation") in which (i) subsidiaries of CRF Lodging Company, L.P.
(the "Company"), a newly formed Delaware limited partnership, would merge with and into the Partnership and up to five other limited partnerships, with the Partnership and the other limited partnerships being the surviving entities (each, a "Merger" and collectively, the "Mergers"), subject to the satisfaction or waiver of certain conditions, (ii) CRF Lodging Trust ("CRFLT"), a Maryland real estate investment trust, the sole general partner of the Company, would offer its common shares of beneficial interest, par value $0.01 per share (the "Common Shares") to investors in an underwritten public offering and would invest the proceeds of such offering in the Company in exchange for units of limited partnership interests in the Company ("Units") and (iii) the Partnership would enter into a Lease for the operation of its Hotels pursuant to which a Lessee would pay rent to the Partnership based upon the greater of a fixed dollar amount of base rent or specified percentages of gross sales, as specified in the Lease. If the partners approve the transaction and other conditions are satisfied, the partners of the Partnership would receive Units in the Merger in exchange for their interests in the Partnership.

A preliminary Prospectus/Consent Solicitation was filed as part of a Registration Statement on Form S-4 with the Securities and Exchange Commission and which describes the potential transaction in greater detail. Any offer of Units in connection with the Consolidation will be made solely by a final Prospectus/Consent Solicitation.

ITEM 2.  FINANCIAL INFORMATION

The following selected financial data presents historical operating information for the Partnership for each of the five years ended December 31, 1996:


                           FAIRFIELD INN BY MARRIOTT
                              LIMITED PARTNERSHIP

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                             Year Ended December 31
                                                1996      1995       1994       1993       1992
                                              --------  ---------  ---------  ---------  ---------
                                                    (in thousands, except per unit amounts)

Inn revenues (1)............................  $ 47,065  $ 45,262   $ 40,854   $ 37,641   $ 36,240
                                              ========  ========   ========   ========   ========

Net income (loss)...........................  $  1,420  $   (951)  $ (4,174)  $ (6,295)  $ (3,410)
                                              ========  ========   ========   ========   ========

Net income (loss) per limited partner unit..  $     17  $    (11)  $    (50)  $    (76)  $    (41)
                                              ========  ========   ========   ========   ========

Total assets................................  $184,992  $185,481   $191,939   $200,882   $211,112
                                              ========  ========   ========   ========   ========

Total liabilities...........................  $183,226  $176,717   $173,805   $170,157   $165,780
                                              ========  ========   ========   ========   ========

Cash distributions per limited
  partnership unit (2)......................  $     85  $    100   $    100   $    100   $     95
                                              ========  ========   ========   ========   ========

(1) Inn revenues represent house profit of the Partnership's Inns since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Inns to the Manager.
(2) Includes quarterly distributions made in May, July and October of each fiscal year and in February of the subsequent fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL RESOURCES AND LIQUIDITY

The Partnership is required to maintain the Inns in good condition. Under the Management Agreement, the Partnership is required to make annual contributions to the property improvement fund which provides funding for capital expenditures and replacement of furniture, fixtures and equipment. Contributions to the fund equaled 6% of gross sales in 1996, 1995 and 1994. In 1997 and thereafter, the Partnership is required to contribute 7% of gross sales to the fund.

For 1996, the Partnership paid a base management fee equal to 2% of gross sales and a Fairfield Inn system fee equal to 3% of gross sales to the Manager. In addition, the Partnership paid an incentive management fee of $2.4 million payable from 50% of cash flow remaining after payment of ground rent, debt service, partnership administrative expenses and an owner's priority return of $8.4 million. The remaining $2.5 million of incentive management fees earned were deferred.

Cash provided by operations was $17.5 million in 1996, $16.4 million in 1995 and $14.7 million in 1994. The increase in cash provided by operations can primarily be attributed to improved lodging results.

Cash used in investing activities was $5.8 million, $5.7 million and $5.2 million in 1996, 1995 and 1994, respectively. The Partnership's cash investing activities consists primarily of contributions to the property improvement fund and capital expenditures for improvements to existing hotels.

Cash used in financing activities was $8.8 million in 1996 and $8.4 million in each of 1995 and 1994. The Partnership's cash financing activities consisted primarily of capital distributions to partners and payments of financing costs discussed below.

On January 13, 1997, the Partnership successfully refinanced its non-recourse mortgage debt with an investment banking firm. The principal amount of the refinanced debt was increased from $164.8 million to $165.4 million. Proceeds from the new loan were used to repay the existing mortgage debt and pay refinancing costs. The refinanced debt continues to be non-recourse, bears interest at a fixed rate of 8.40% and requires monthly payments of principal and interest based upon a 20-year amortization schedule for a 10-year term expiring January 11, 2007. Thereafter, until the final maturity date of January 11, 2017, interest is payable at an adjusted rate, as defined, and all excess cash flow is applied toward principal amortization. The lender required that the Partnership establish several reserves for debt service, capital expenditure and working capital needs. The lender securitized this loan through the issuance and sale of commercial-mortgage backed securities.

RESULTS OF OPERATIONS

1996 COMPARED TO 1995

Revenues. Revenues increased $1.8 million, or 4%, to $47.1 million in 1996 from $45.3 million in 1995 as a result of strong growth in REVPAR, or revenue per available room, of 4%. Inn sales increased $5.7 million, or 6%, to $97.4 million in 1996 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of an increase in average room rates of nearly 10%, while average occupancy decreased four percentage points. The decrease in occupancy was primarily the result of efforts to maximize the average room rate and ultimately increase REVPAR, but was also impacted by market conditions and increased competition.

Operating Costs and Expenses. Operating costs and expenses decreased $.5 million to $29.7 million in 1996 from $30.3 million in 1995. As a percentage of Inn revenues, Inn operating costs and expenses represented 63% of revenues for 1996 and 67% in 1995.

Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $2.3 million to $17.3 million, or 37% of total revenues, in 1996 from $15 million, or 33% of revenues in 1995.

Interest Expense.  Interest expense remained at $16.6 million for 1996 and 1995.

Net Income. Net loss decreased to net income of $1.4 million in 1996, from a net loss of $1 million in 1995 due to the items discussed above.

1995 COMPARED TO 1994

Revenues. Revenues increased $4.4 million, or 11%, to $45.3 million in 1995 from $40.9 million in 1994 as a result of strong growth in REVPAR of 8%. The increase in REVPAR was primarily the result of a 9% increase in average room rates and a one percentage point decrease in average occupancy.

Operating Costs and Expenses. Operating costs and expenses increased to $1.4 million to $30.3 million, or 67% of Inn revenues, in 1995 from $28.9 million, or 71% of Inn revenues, in 1994.

Operating Profit. Operating profit increased $3 million to $15 million, or 33% of Inn revenues, in 1995 from $12 million, or 29% of Inn revenues, in 1994 due to the changes in Inn revenues and Inn operating costs discussed above.

Interest Expense. Interest expense increased $.1 million to $16.6 million in 1995.

Net Loss. Net loss decreased to $1 million in 1995, from a net loss of $4.2 million in 1994 due to the items discussed above.

ITEM 3.     PROPERTIES

The following table sets forth certain information relating to each of the Partnership's Inns. All of the properties are operated under the Fairfield Inn by Marriott Brand and managed by Marriott International. The Land on which the Inns are located is owned, unless otherwise specified.

                                     Number of        Date
                                       Rooms         Opened
                                     ---------       ------
Alabama
  Birmingham - Homewood (1).........    132           1988
  Montgomery .......................    133           1988

California
  Los Angeles - Buena Park (1)......    135           1990
  Los Angeles - Placentia...........    135           1990

Florida
  Gainesville (1)...................    135           1990
  Miami - West (1)..................    135           1989
  Orlando - International Drive (1)     135           1989
  Orlando - South (1)                   133           1988

Georgia
  Atlanta - Airport (1).............    132           1987
  Atlanta - Gwinnett Mall...........    135           1988
  Atlanta - Northlake (1)...........    133           1988
  Atlanta - Northwest (1)...........    130           1987
  Atlanta - Peachtree Corners.......    135           1989
  Atlanta - Southlake...............    134           1989
  Atlanta - Savannah (1)............    135           1990

Iowa
  Des Moines - West (1).............    135           1990

Illinois
  Bloomington - Normal (1)..........    132           1988
  Chicago - Lansing (1).............    135           1989
  Peoria............................    135           1989
  Rockford..........................    135           1989

Indiana
  Indianapolis - Castleton (1)......    132           1988
  Indianapolis - College Park.......    132           1988

Kansas
  Kansas City - Merriam.............    135           1989
  Kansas City - Overland Park.......    134           1988

Michigan
  Detroit - Airport (1).............    133           1988
  Detroit - Auburn Hills (1)........    134           1989
  Detroit - Madison Heights (1).....    134           1989
  Detroit - Warren (1)..............    131           1988
  Detroit - West (Canton) (1).......    133           1988
  Kalamazoo (1).....................    133           1988



                                     Number of        Date
                                       Rooms         Opened
                                     ---------       ------
Missouri
  St. Louis - Hazelwood.............    135           1989

North Carolina
  Charlotte - Airport (1)...........    135           1989
  Charlotte - Northeast (1).........    133           1988
  Durham (1)........................    135           1990
  Fayetteville (1)..................    135           1989
  Greensboro (1)....................    135           1989
  Raleigh - Northeast (1)...........    132           1988
  Wilmington........................    134           1989

Ohio
  Cleveland - Airport...............    135           1989
  Columbus - North (1)..............    135           1989
  Dayton - North (1)................    135           1989
  Toledo - Holland..................    135           1989

South Carolina
  Florence..........................    135           1989
  Greenville........................    132           1989
  Hilton Head (1)...................    120           1989

Tennessee
  Johnson City (1)..................    132           1988

Virginia
  Hampton...........................    134           1989
  Virginia Beach (1)................    134           1990

Wisconsin
  Madison (1).......................    135           1988
  Milwaukee - Brookfield............    135           1989


(1) The land on which the Inn is built is leased by the Partnership under a long-term lease agreement with Marriott International, Inc. or an affiliate.

The following table shows selected combined operating statistics for the Inns:

                                     Year Ended December 31,
                                      1996     1995     1994
                                    --------  -------  -------

Combined average occupancy........    76.6%    80.6%    81.5%
Combined average daily room rate..   $49.57   $45.26   $41.51
REVPAR............................   $37.98   $36.47   $33.83
REVPAR percentage change..........     4.1%     7.8%

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 31, 1996, Nihon Building Project USA, Inc. owned 12% of the total number of limited partnership units. No other person owned of record, or to the Partnership's knowledge owned beneficially, more than 5% of the total number of limited partnership Units other than the General Partner.

The General Partner owns 8,379 Units as of December 31, 1996, which represent 10% of the total Units. These Units were purchased by the General Partner on the Closing Date of the public offering. See Item 11, "Description of Registrants Securities to be Registered", regarding restrictions on the voting rights of Units owned by the General Partner. There are 15 Units owned by the executive officers and directors of the General Partner, as a group.

The Partnership is not aware of any arrangements which may, at a subsequent date, result in a change in control of the Partnership, other than the Consolidation described in Item 1.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

Marriott FIBM One Corporation, the General Partner, was incorporated in Delaware in 1990 and is a wholly owned subsidiary of Host Marriott. The General Partner was organized solely for the purpose of acting as general partner of Fairfield Inn by Marriott Limited Partnership.

The Partnership has no directors, officers or employees. The business policy making functions of the Partnership are carried out through the directors and executive officers of the General Partner, who are listed below:

                                                                                   Age at
          Name             Current Position in Marriott FIBM One Corporation  December 31, 1996
-------------------------  -------------------------------------------------  -----------------

Bruce F. Stemerman         President and Director                                     41
Christopher G. Townsend    Vice President and Director                                49
Earla L. Stowe             Vice President and Chief                                   35
                             Accounting Officer
Bruce D. Wardinski         Treasurer                                                  36

Bruce F. Stemerman was elected President of the General Partner in November 1995. He has been a Director of the General Partner since October 1993. Mr. Stemerman joined Host Marriott in 1989 as Director, Partnership Services. He was promoted to Vice President, Lodging Partnerships in 1994 and to Senior Vice President, Asset Management in 1996. Prior to joining Host Marriott, Mr. Stemerman spent ten years with Price Waterhouse. He also serves as a director and an officer of numerous Host Marriott subsidiaries.

Christopher G. Townsend has been Vice President and Director of the General Partner since May 1987. Mr. Townsend joined Host Marriott's Law Department in 1982 as a Senior Attorney. In 1984, Mr. Townsend was made Assistant Secretary of Host Marriott and in 1986 was made Assistant General Counsel. In 1993, he was made Senior Vice President, Corporate Secretary and Deputy General Counsel of Host Marriott. In January 1997, Mr. Townsend was named General Counsel of Host Marriott. He also serves as a director and an officer of numerous Host Marriott subsidiaries.

Earla L. Stowe was appointed to Vice President and Chief Accounting Officer of the General Partner on October 8, 1996. Ms. Stowe joined Host Marriott Corporation in 1982 and held various positions in the tax department until 1988. She joined the Partnership Services department as an accountant in 1988 and in 1989 she became an Assistant Manager, Partnership Services. She was promoted to Manager, Partnership Services in 1991 and to Director, Asset Management in 1996. She also serves as an officer of numerous Host Marriott subsidiaries.

Bruce D. Wardinski was elected Treasurer of the General Partner in 1996. Mr. Wardinski joined Host Marriott in 1987 as a Senior Financial Analyst of Financial Planning & Analysis, and was named Manager in June 1988. He was appointed Director, Financial Planning & Analysis in 1989, Director of Project Finance in January 1990, Senior Director of Project Finance in June 1993, Vice President, Project Finance in June 1994, and Senior Vice President of International Development in October 1995. In June 1996, Mr. Wardinski was named Senior Vice President and Treasurer of Host Marriott. He also serves as an officer of numerous Host Marriott subsidiaries.

ITEM 6.   EXECUTIVE COMPENSATION

The General Partner is required to devote to the Partnership such time as may be necessary for the proper performance of its duties, but the officers and the directors of the General Partner are not required to devote their full time to Partnership matters. To the extent that any officer or director of the General Partner or employee of Host Marriott does devote time to the Partnership, the General Partner is entitled to reimbursement for the cost of providing such services. Any such costs may include a charge for overhead, but without a profit to the General Partner. For the fiscal years ended December 31, 1996, 1995 and 1994, administrative expenses reimbursed by the Partnership to the General Partner totalled $102,000, $92,000 and $94,000, respectively.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As described below, the Partnership is a party to an ongoing agreement with MII pursuant to which the Inns are managed by MII.

Prior to October 8, 1993, MII was a wholly-owned subsidiary of Host Marriott, which was then named Marriott Corporation. On October 8, 1993, Marriott Corporation's operations were divided into two separate companies, Host Marriott and MII. MII now conducts its management business as a separate publicly-traded company and is not a parent or subsidiary of Host Marriott, although the two corporations have various business and other relationships.

The Partnership entered into a management agreement (the "Management Agreement") with MII to manage and operate the Inns. In conjunction with the mortgage refinancing, the initial term of the Management Agreement was extended ten years from December 31, 2009 to December 31, 2019. However, the renewal period was shortened. The Manager has the option to renew the Management Agreement as to one or more of the Inns at its option, for up to four additional 10-year terms plus one five-year term. The Manager is paid a base management fee equal to 2% of gross hotel sales. In addition, the Manager is entitled to an incentive management fee equal to 15% of Operating Profit as defined, increasing to 20% after the Inns have achieved total Operating Profit during any 12 month period equal or greater than $33.9 million. The incentive management fee with respect to each Hotel is payable only out of 50% of cash flow from operations remaining after payment of ground rent, debt service, partnership administrative expenses and the owner's priority return, as defined.

In accordance with the Management Agreement, incentive management fees through 1992 were waived by the Manager, as cash flow available for incentive management fees, as defined, was insufficient to pay the fees. Incentive management fees earned after 1992 accrue and are payable as outlined above or from Capital Receipts, as defined in the Management Agreement. During 1996, 1995 and 1994, the Manager deferred $2,470,000, $2,857,000 and $3,429,000 of incentive management fees, respectively. Cumulative deferred incentive management fees at December 31, 1996 and 1995 were $12,786,000 and $10,316,000, respectively.

The Manager is required to furnish certain services ("Chain Services") which are furnished generally on a central or regional basis to all managed or owned Inns in the Fairfield Inn by Marriott hotel system. The major cost components included in Chain Services are computer, reservations, advertising, training and sales costs. Costs and expenses incurred in providing such services are allocated among all domestic Fairfield Inn by Marriott hotels managed, owned or leased by MII or its subsidiaries with no profit to MII. The methods of allocating the costs and expenses are based upon one or a combination of the following: (i) percent of sales, (ii) total number of hotel rooms, (iii) total number of reservations booked, and (iv) total number of management employees.
In addition, the Manager maintains a marketing fund to pay the costs associated with certain system-wide advertising, marketing, sales, promotional and public relations materials and programs. Each Inn within the system contributes 2.5% of gross Inn sales to the marketing fund. The Manager has no ownership interest in the marketing fund.

The following table sets forth the amount paid to MII and affiliates for the years ended December 31, 1996, 1995 and 1994 (in thousands):

                                                1996     1995     1994
                                               -------  -------  ------
 Fairfield Inn system fee..................    $ 2,923  $ 2,751  $2,555
 Ground rent...............................      2,845    2,788   2,253
 Marketing fund contribution...............      2,436    2,292   2,129
 Incentive management fee..................      2,428    1,809     875
 Base management fee.......................      1,949    1,834     851
 Chain services allocation.................      1,267    1,192   1,004
                                               -------  -------  ------
                                               $13,848  $12,666  $9,667
                                               =======  =======  ======

Pursuant to the Management Agreement, the Partnership provided the Manager with working capital and supplies to meet the operating needs of the Inns. This advance bears no interest and remains the property of the Partnership throughout the term of the Management Agreement. The Partnership is required to advance upon request of the Manager any additional funds necessary to satisfy the needs of the Inns as their operations may require from time to time. Upon termination of the Management Agreement, the Manager will return to the Partnership any unused working capital and supplies. At the inception of the Partnership, $1,000,000 was advanced to the Manager for working capital and supplies.

The Management Agreement provides for the establishment of a property improvement fund for the Inns to cover (a) the cost of certain non-routine repairs and maintenance to the Inns which are normally capitalized; and (b) the cost of replacements and renewals to the Inns' property and equipment. Contributions to the property improvement fund are based on a percentage of gross sales of each Inn. In 1996, 1995 and 1994 the Partnership contributed 6% of gross sales to the fund. In 1997 and thereafter, the Management Agreement requires the Partnership to contribute 7% of gross revenues to the fund.

The Management Agreement provides that the Partnership may terminate the Management Agreement and remove the Manager if, after December 1995 specified minimum operating results are not achieved. The Manager may, however, prevent termination by paying to the Partnership such amount as is necessary to achieve the above performance standard.

ITEM 8.   LEGAL PROCEEDINGS.

None.

ITEM 9. MARKET FOR AND DISTRIBUTIONS ON LIMITED PARTNERSHIP UNITS AND RELATED SECURITY HOLDER MATTERS

There is currently no public market for the Units. Transfers of Units are limited to the first day of a fiscal quarter, and are subject to approval by the General Partner and certain other restrictions described in Item 11, "Description of Registrant's Securities to be Registered". As of December 31, 1996, there were 3,148 holders of record of the 83,337 limited partnership Units.

The ability of the Partnership to make cash distributions to the limited partners is subject to limitations contained in the Partnership Agreement that are described in Item 11, "Description of Registrant's Securities to be Registered -Distributions and Allocations". In addition, the Partnership is making payments to reserves established by the lender, as described in Item 1, "Business - Debt Financing - Mortgage Debt", that limit the funds available for cash distributions.

The Partnership made quarterly cash distributions to its partners from 1996 operations in the amount of $7,155,198 as follows: $71,553 to the General Partner and $7,083,641 to the limited partners ($85 per Unit).

The Partnership made quarterly cash distributions to its partners from 1995 operations in the amount of $8,417,880 as follows: $84,180 to the General Partner and $8,333,700 to the limited partners ($100 per Unit).

The Partnership made quarterly cash distributions to its partners from 1994 operations in the amount of $8,417,880 as follows: $84,180 to the General Partner and $8,333,700 to the limited partners ($100 per Unit).

Units held by non-affiliates of the Partnership for at least three years may be sold without registration in accordance with the exemptions provided by Rule 144 under the Securities Act of 1933, as amended the (the "Act"). For a discussion of the restrictions on assignment contained in the Partnership Agreement, see
Item 11, "Description of Registrant's Securities to be Registered".

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

There have been no sales of unregistered securities by the Partnership within the past three years. On July 31, 1990, 83,337 limited partnership interests (the "Units") were sold in a public offering. See Item 1, "Business - Organization of the Partnership" for additional information regarding the Partnership's sale of Units in 1990. As of December 31, 1996, there were 3,148 limited partners. Since the inception of the Partnership, there have been 416 sales by limited partners involving 6,997 Units.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The 83,337 limited partnership interests to be registered, which include the 8,379 Units owned by the General Partner, represent 99% of the interests in the Partnership. The General Partner holds the remaining 1% interest.

Distributions and Allocations
-----------------------------

Partnership allocations and distributions are generally made as follows:

a. Cash available for distribution for each fiscal year will be distributed quarterly as follows: (i) 99% to the limited partners and 1% to the General Partner (collectively, the "Partners") until the Partners have received, with respect to such fiscal year, an amount equal to the Partners' Preferred Distribution (9% of the excess of original cash contributions over cumulative distributions of net refinancing and sales proceeds ("Capital Receipts") on an annualized basis in 1990, 9.5% in 1991 and 1992 and 10% for each year thereafter); (ii) remaining cash available for distribution will be distributed as follows, depending on the amount of Capital Receipts previously distributed:

     1) 99% to the limited partners and 1% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

     2) 90% to the limited partners and 10% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

     3) 80% to the limited partners and 20% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

b. Refinancing proceeds and sale proceeds from the sale or other disposition of less than substantially all of the assets of the Partnership will be distributed (i) 99% to the limited partners and 1% to the General Partner until the Partners have received the then outstanding Partners' 12% Preferred Distribution, as defined, and cumulative distributions of Capital Receipts equal to 100% of their original capital contributions; and (ii) thereafter, 80% to the limited partners and 20% to the General Partner.

c. Sale proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the Partners pro-rata in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

d. Net profits for each fiscal year generally will be allocated in the same manner in which cash available for distribution is distributed. Net losses for each fiscal year generally will be allocated 99% to the limited partners and 1% to the General Partner.

e. Gains recognized by the Partnership generally will be allocated in the following order of priority: (i) to those Partners whose capital accounts have negative balances until such negative balances are brought to zero;
     (ii) to all Partners up to the amount necessary to bring the Partners' capital account balances to an amount equal to their pro-rata share of the

     Partners' 12% Preferred Distribution, as defined, plus their Net Invested Capital, as defined; and (iii) thereafter, 80% to the limited partners and 20% to the General Partner.

f. For financial reporting purposes, profits and losses are allocated among the Partners based on their stated interests in cash available for distribution.

Upon dissolution of the Partnership, the General Partner shall liquidate the assets of the Partnership. The proceeds of such liquidation shall be applied and distributed in the following order of priority: (i) to the payment of the expenses of the liquidation (ii) to the payment of Partnership debt, and other liabilities; (iii) to the payment of any loans or advances that may have been made by any of the partners to the Partnership; and (iv) to the General Partner and limited partners in proportion to the net balances in their respective capital accounts.

Authority of the General Partner
--------------------------------

Under the Partnership Agreement, the General Partner has broad management discretion over the business of the Partnership and with regard to the operation of the Inns. No limited partner may take any part in the conduct or control of the Partnership's business. The authority of the General Partner is limited in certain respects.

Without an amendment to the Partnership Agreement, which requires the unanimous consent of all the limited partners, the General Partner does not have authority to:

     (i)    do any act in contravention of the Partnership Agreement;

     (ii) except as otherwise provided in the Partnership Agreement, do any act which would make it impossible to carry on the ordinary business of the Partnership;

     (iii) confess a judgment in an amount in excess of $100,000 against the Partnership;

     (iv) convert property of the Partnership to its own use, or possess or assign any rights in specific Partnership property for other than a Partnership purpose;

     (v) admit a person as either a General Partner or a limited partner except as otherwise provided in the Partnership Agreement;

     (vi) perform any act that would subject any limited partner to liability as a General Partner in any jurisdiction or to any other liability except as provided in the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") or the Partnership Agreement; or

     (vii) list, recognize, or facilitate the trading of Units on any established securities market, or create for the Units a secondary market or the substantial equivalent thereof, or permit, recognize, or facilitate trading of Units on any such market, or permit any of its affiliates to take such action, if as a result thereof the Partnership would be taxed for Federal income tax purposes as an association taxable as a corporation.

Without an amendment to the Partnership Agreement, which requires the vote of limited partners holding a majority of the Units, the General Partner does not have authority on behalf of the Partnership to:

     (i) have the Partnership acquire an interest in other hotel properties or other partnerships;

     (ii) sell or otherwise dispose of or consent to the sale or disposition of any of the Inns;

     (iii) effect any amendment to any agreement, contract or arrangement with the General Partner or any affiliate thereof which would reduce the responsibility or duties or would increase the compensation payable to the General Partner or any of its affiliates or which would otherwise adversely affect the rights of the limited partners;

     (iv) incur debt of the Partnership except as set forth in the Partnership Agreement;

     (v) agree to the addition of transient guest rooms at any Inn unless (a) the Inn has had an average occupancy rate of at least 70% for a consecutive period of at least 12 months immediately prior to commencement of construction of the addition;

     (vi) make any election to continue beyond its term, discontinue or dissolve the Partnership;

     (vii)  voluntarily withdraw as a General Partner;

     (viii) cause the Partnership to incur any debt in excess of $250,000;

     (ix)   cause the Partnership to merge or consolidate with any other entity;

     (x) accept the substitution of more than five Inns under the Purchase Agreement;

     (xi) cause the Partnership to sell all or substantially all of the assets of the Partnership, except upon dissolution and liquidation in accordance with the Partnership Agreement; or

     (xii) cause the Partnership to incur any debt that would result in refinancing proceeds, unless such refinancing proceeds are distributed to the partners in the same taxable year in which the Partnership incurred such liability.

Restrictions on Assignments of Units
------------------------------------

A limited partner generally has the right to assign a Unit to another person or entity, subject to certain conditions and restrictions. An assignment of a Unit is subject to the following restrictions: (i) no assignment may be made other than on the first day of a fiscal quarter of the Partnership; (ii) no assignment may be made if, when added to all other prior assignments and transfers of interests in the Partnership within the preceding 12 months, such assignment would cause the Partnership, in the opinion of legal counsel, to be considered to have terminated for Federal income tax purposes; (iii) the General Partner may prohibit any assignment that, in the opinion of legal counsel, would require the filing of a registration statement under the Securities Act of 1933 or otherwise would violate any Federal or state securities laws or regulations (including investor suitability standards) applicable to the Partnership or the Units; (iv) no assignment may be made that would result in either the transfer or the transferee owning a fraction of a Unit but less than five Units, except for assignment by gift, inheritance, or family dissolution or assignments to affiliates of the assignor; (v) no assignment may be made if, in the opinion of legal counsel, it would result in the Partnership being treated as an association taxable as a corporation for Federal income tax purposes; (vi) no transfer may be made if such transfer is effectuated through an established securities market or a secondary market (or the substantial equivalent thereof) within the meaning of section 7704 of the Code; (vii) no assignment may be made if, in the opinion of legal counsel, it would preclude the Partnership from either obtaining or retaining a liquor beverage license for any of the Hotels;
(viii) no assignment may be made unless the transferee agrees in writing that it will not, directly or indirectly, create for the Units a secondary market (or the substantial equivalent thereof) within the meaning of section 7704 of the Code or facilitate the trading of the Units on such a market; and (ix) no assignment may be made to nonresident aliens, foreign entities, or tax-exempt entities; (x) no assignment may be made to any person exempt from Federal income tax; (xi) no transfer or assignment may be made unless the proposed assignee has provided the General Partner the required information under the Partnership Agreement; or (xii) no assignment may be made to any person or any person who is related to any outside lender to the Partnership. The General Partner is also authorized to impose any other restrictions on the transfer of Units to the extent that it, in the exercise of its reasonable discretion and based upon the advice of counsel to the Partnership, determines such further limitations are necessary or advisable to protect the Partnership from being considered a publicly traded partnership within the meaning of the 1987 Revenue Act.

The Partnership will not recognize for any purpose any assignment of any Units unless (i) an instrument is executed making such assignment, signed by both the assignor and the assignee, and a duly executed application for assignment and admission as substituted limited partner is executed indicating the written acceptance by the assignee of all the terms and provisions of the Partnership Agreement, (ii) the General Partner has determined that such as assignment is permitted under the Partnership Agreement. No assignee of a limited partner's Units will be entitled to become a substituted limited partner unless: (i) the General Partner gives consent, (ii) the transferring limited partner and the assignee have executed instruments that the General Partner deems necessary to effect such admission, (iii) the assignee has accepted, adopted, and approved in writing all of the terms of the Partnership Agreement and executed a power of attorney similar to the power of attorney granted in the Partnership Agreement, and (iv) the assignee pays all reasonable expenses incurred in connection with his admission as a substituted limited partner. As assignee only becomes a substituted limited partner when the General Partner has reflected the admission of such person as a limited partner in the books and records of the Partnership.

Any person who is the assignee of any of the Units of a limited partner, but who does not become a substituted limited partner is entitled to all the rights of an assignee of a limited partner interest under the Act, including the right to receive distributions from the Partnership and the share of net profits, net losses, gain, loss and recapture income attributable to the Units assigned to the person, but shall not be deemed to be a holder of Units for any other purpose under the partnership agreement.

Amendments
----------

Amendments to the Partnership Agreement may be made by the General Partner with the consent of the limited partners holding a majority of the outstanding Units (excluding those Units held by the General Partner and certain of its affiliates). No amendment to the Partnership Agreement may be made, however, without the approval of all of the limited partners which would (i) convert a limited partner's interest into a general partner's interest; (ii) adversely affect the liability of a limited partner; (iii) alter the interest of a partner in net profits, net losses, or gain or loss or distributions of cash available for distribution or capital receipts or reduce the percentage of partners which is required to consent to any action hereunder; (iv) limit in any manner the liability of the General Partner; (v) permit the General Partner to take any action otherwise prohibited by the Partnership Agreement; (vi) cause the Partnership to be taxed for Federal income tax purposes as an association taxable as a corporation; or (vii) reduce the percentage of Units required to approve any amendment to the Partnership Agreement. The General Partner may make an amendment to the Partnership Agreement, without the consent of the limited partners, if such amendment is necessary solely to clarify the provisions of the Partnership Agreement so long as such amendment does not adversely affect the rights of the limited partners under the Partnership Agreement.

Meetings and Voting
-------------------

The limited partners cannot participate in the management or control of the Partnership or its business. The Partnership Agreement, however, extends to the limited partners the right under certain conditions to vote on or approve certain Partnership matters. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if approvals in writing setting forth the action so taken are signed by limited partners owning not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all of the limited partners were present and voted. Meetings of the limited partners may be called by the General Partner and shall be called by the General Partner upon receipt of a request in writing signed by holders of 10% or more of the Units held by the limited partners. Limited partners may vote either in person or by proxy at meetings. Limited partners holding more than 50% of the total number of all outstanding Units constitute a quorum at a meeting of the limited partners. Matters submitted to the limited partners for determination will be determined by the affirmative vote of the limited partners holding a majority of the outstanding Units (excluding those Units held by the General Partner and certain of its affiliates), except that a unanimous vote of the limited partners will be required for certain action referred to above.

The Partnership Agreement does not provide for annual meetings of the limited partners and none have been held, nor does the General Partner anticipate calling such meetings.

Other Matters
-------------

If at any time any agreement (including the Management Agreement) pursuant to which operating management of any of the Inns is vested in the General Partner or an affiliate of the General Partner provides that the Partnership has a right to terminate such agreement as a result of the failure of the operation of such Inn to attain economic objectives, as specifically defined, the limited partners, without the consent of the General Partner, may, upon the affirmative vote of the holders of a majority of the Units, take action to exercise the right of the Partnership to terminate such agreements.

The limited partners may also, by a vote of the holders of a majority of the Units, remove the General Partner (but only if a new general partner is elected) if the General Partner has committed and not remedied any act of fraud, bad faith, gross negligence or breach of fiduciary duties in carrying out its duties as the General Partner. Notwithstanding the foregoing, however, such a removal of the General Partner or the Manager, if exercised, would be an event of default under the loan documentation evidencing the Mortgage Debt, and would permit the lender or its assignee to accelerate the maturity of the loan. Thus, the termination right could only be exercised with the consent of the lender or its assignee.

The Partnership Agreement provides that limited partners will not be personally liable for the losses of the Partnership beyond the amount committed by them to the capital of the Partnership. In the event that the Partnership is unable otherwise to meet its obligations, the limited partners might, under applicable law, be obligated under some circumstances to return distributions previously received by them, with interest, to the extent such distributions constituted a return of the capital contributions at the time when creditors had valid claims outstanding against the Partnership.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Except as specifically provided in the Delaware Act, the General Partner is liable for the obligations of the Partnership in the same manner as a partner would be liable in a partnership without limited partners to persons other than the Partnership and the other partners. Generally speaking, any such partner is fully liable for any and all of the debts or other obligations of the partnership as and to the extent the partnership is either unable or fails to meet such obligations. Thus, the assets of the General Partner may be reached by creditors of the Partnership to satisfy obligations or other liabilities of the Partnership, other than nonrecourse liabilities, to the extent the assets of the Partnership are insufficient to satisfy such obligations or liabilities.

The Delaware Act provides that: "Subject to such standards and restrictions, if any, as set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever." The Partnership Agreement provides that the General Partner and its affiliates who perform services for the Partnership on behalf of the General Partner (within the scope of its authority as the General Partner of the Partnership) will not be liable to the Partnership or the limited partners for liabilities, costs and expenses incurred as a result of any act or omission of the General Partner or such person provided (i) such acts or omissions were determined by the General Partner or such person, in good faith, to be in the best interest of the Partnership and such acts or omissions were within the General Partner's authority; and (ii) the conduct of the General Partner or such person did not constitute negligence, fraud, misconduct or breach of fiduciary duty to the Partnership or any partner.

The Partnership Agreement also provides that the General Partner and such persons will be indemnified out of Partnership assets against any loss, liability or expense arising out of any act or omission determined by the General Partner or such person, in good faith, to be in the best interest of the Partnership and such act or omission within the General Partner's authority so long as such conduct did not constitute negligence, misconduct, fraud or a breach of a fiduciary duty. The Partnership, however, may indemnify the General Partner or any other person for losses, costs and expenses incurred in successfully defending or settling claims arising out of alleged securities laws violations only if certain specific additional requirements are met. The Partnership Agreement provides that any indemnification obligation shall be paid solely out of the assets of the Partnership.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to partners and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid in the successful defense or any action, suit or proceeding) is asserted against the registrant by such a person in connection with the securities registered hereby, and if the Securities and Exchange Commission is still of the same opinion, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS


INDEX                                                            PAGE
-----                                                            ----
Financial Statements of the Fairfield Inn By Marriott Limited
Partnership as of December 31, 1996 and 1995 and for the
years ended December 31, 1996, 1995 and 1994:

  Report of Independent Public Accountants.....................  21
  Statement of Operations......................................  22
  Balance Sheet................................................  23
  Statement of Changes in Partners' Capital....................  24
  Statement of Cash Flows......................................  25
  Notes to Financial Statements................................  26


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE PARTNERS OF FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

We have audited the accompanying balance sheet of Fairfield Inn by Marriott Limited Partnership (a Delaware limited partnership) as of December 31, 1996 and 1995 (as restated - see Note 2), and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1996 (as restated - see Note 2). These financial statements and the schedule referred to below are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Inn by Marriott Limited Partnership as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basis financial statements taken as a whole. The schedule listed in the index at Item 15(a) is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP



Washington, D.C.
February 28, 1997

                            STATEMENT OF OPERATIONS
                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                               1996       1995       1994
                                                             ---------  ---------  ---------
REVENUES
 Inn (Note 3)..............................................  $ 47,065   $ 45,262   $ 40,854
                                                             --------   --------   --------

OPERATING COSTS AND EXPENSES
 Depreciation and amortization.............................    13,239     13,338     14,639
 Incentive management fee..................................     4,898      4,666      4,304
 Property taxes............................................     3,270      3,528      3,542
 Fairfield Inn system fee..................................     2,923      2,751      2,555
 Ground rent...............................................     2,627      2,570      2,499
 Base management fee.......................................     1,949      1,834        851
 Insurance and other.......................................       843      1,560        487
                                                             --------   --------   --------
                                                               29,749     30,247     28,877
                                                             --------   --------   --------

OPERATING PROFIT...........................................    17,316     15,015     11,977
Interest expense...........................................   (16,645)   (16,585)   (16,464)
Interest income............................................       749        619        313
                                                             --------   --------   --------

NET INCOME/(LOSS)..........................................  $  1,420   $   (951)  $ (4,174)
                                                             ========   ========   ========

ALLOCATION OF NET INCOME/(LOSS)
 General Partner...........................................  $     14   $    (10)  $    (42)
 Limited Partners..........................................     1,406       (941)    (4,132)
                                                             --------   --------   --------

                                                             $  1,420   $   (951)  $ (4,174)
                                                             ========   ========   ========

NET INCOME/(LOSS) PER LIMITED PARTNER UNIT (83,337 UNITS)..  $     17   $    (11)  $    (50)
                                                             ========   ========   ========




  The accompanying notes are an integral part of these financial statements.

                                 BALANCE SHEET
                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
                          DECEMBER 31, 1996 AND 1995
                                (IN THOUSANDS)


                                                                                 1996       1995
                                                                               ---------  ---------
ASSETS

 Property and equipment, net.................................................  $164,148   $172,099
 Deferred financing and organization costs, net of accumulated amortization..     4,622        644
 Property improvement fund...................................................     3,115      2,641
 Due from Marriott International, Inc. and affiliates........................     3,079      3,057
 Cash and cash equivalents...................................................    10,028      7,040
                                                                               --------   --------

  Total Assets...............................................................  $184,992   $185,481
                                                                               ========   ========

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES
 Mortgage debt...............................................................  $164,847   $164,850
 Due to Marriott International, Inc. and affiliates..........................    13,451     11,199
 Accounts payable and accrued liabilities....................................     4,928        668
                                                                               --------   --------

  Total Liabilities..........................................................   183,226    176,717
                                                                               --------   --------

PARTNERS' CAPITAL
 General Partner
  Capital contribution, net of offering costs of $1,109......................       813        813
  Capital distributions......................................................      (509)      (425)
  Cumulative net losses......................................................      (236)      (250)
                                                                               --------   --------

                                                                                     68        138
                                                                               --------   --------

 Limited Partners
  Capital contributions, net of offering costs of $7,250.....................    75,479     75,479
  Capital distributions......................................................   (50,436)   (42,102)
  Cumulative net losses......................................................   (23,345)   (24,751)
                                                                               --------   --------

                                                                                  1,698      8,626
                                                                               --------   --------

  Total Partners' Capital....................................................     1,766      8,764
                                                                               --------   --------

                                                                               $184,992   $185,481
                                                                               ========   ========




  The accompanying notes are an integral part of these financial statements.

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                (IN THOUSANDS)

                                                                         General    Limited
                                                                         Partner   Partners    Total
                                                                         --------  ---------  --------

Balance, December 31, 1993...............................................   $358    $30,367   $30,725

  Capital distributions..................................................    (84)    (8,334)   (8,418)
  Net loss...............................................................    (42)    (4,132)   (4,174)
                                                                            ----    -------   -------

Balance, December 31, 1994...............................................    232     17,901    18,133

  Capital distributions..................................................    (84)    (8,334)   (8,418)
  Net loss...............................................................    (10)      (941)     (951)
                                                                            ----    -------   -------

Balance, December 31, 1995...............................................    138      8,626     8,764

  Capital distributions..................................................    (84)    (8,334)   (8,418)
  Net income.............................................................     14      1,406     1,420
                                                                            ----    -------   -------

Balance, December 31, 1996...............................................   $ 68    $ 1,698   $ 1,766
                                                                            ====    =======   =======




   The accompanying notes are an integral part of these financial statements.

                            STATEMENT OF CASH FLOWS
                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)

                                                                    1996      1995      1994
                                                                  --------  --------  --------

OPERATING ACTIVITIES
 Net income (loss)..............................................  $ 1,420   $  (951)  $(4,174)
 Noncash items:
  Depreciation and amortization.................................   13,239    13,338    14,639
  Deferred management fee.......................................    2,470     2,857     3,429
  Amortization of deferred financing costs as interest expense..      646       644       523
  Loss on disposal of equipment.................................        -       591       301
  Straight-line ground rent adjustment..........................        -         -       246
 Changes in operating accounts:
  Accounts payable and accrued liabilities......................      (27)      279       (16)
  Due to/from Marriott International, Inc. and affiliates.......     (240)     (401)     (278)
                                                                  -------   -------   -------

     Cash provided by operations................................   17,508    16,357    14,670
                                                                  -------   -------   -------

INVESTING ACTIVITIES
 Additions to property and equipment, net.......................   (5,288)   (4,495)   (5,552)
 Change in property improvement fund............................     (474)   (1,203)      389
                                                                  -------   -------   -------

     Cash used in investing activities..........................   (5,762)   (5,698)   (5,163)
                                                                  -------   -------   -------

FINANCING ACTIVITIES
 Capital distributions..........................................   (8,418)   (8,418)   (8,418)
 Payment of financing costs.....................................     (337)        -         -
 Repayment of mortgage debt.....................................       (3)        -         -
                                                                  -------   -------   -------

     Cash used in financing activities..........................   (8,758)   (8,418)   (8,418)
                                                                  -------   -------   -------

INCREASE IN CASH AND CASH EQUIVALENTS...........................    2,988     2,241     1,089

CASH AND CASH EQUIVALENTS at beginning of year..................    7,040     4,799     3,710
                                                                  -------   -------   -------

CASH AND CASH EQUIVALENTS at end of year........................  $10,028   $ 7,040   $ 4,799
                                                                  =======   =======   =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

 Cash paid for mortgage interest................................  $15,941   $15,941   $15,941
                                                                  =======   =======   =======


   The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS
                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
                           DECEMBER 31, 1996 AND 1995



NOTE 1.  THE PARTNERSHIP

Description of the Partnership

Fairfield Inn by Marriott Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed to acquire, own and operate 50 Fairfield Inn by Marriott properties (the "Inns") located in sixteen states and the land on which 18 of the Inns are situated. The Partnership leases the land underlying 32 of the Inns from Marriott International, Inc. ("MII") and certain of its affiliates (the "Land Leases"). Of the Partnership's 50 Inns, seven are located in each of Georgia and North Carolina; six in Michigan; four in each of Florida, Illinois, and Ohio; and three or less in each of the other ten states. On December 29, 1995, Host Marriott Corporation's operations were divided into two separate companies: Host Marriott Corporation ("Host Marriott") and Host Marriott Services Corporation. The sole general partner of the Partnership, with a 1% interest, is Marriott FIBM One Corporation (the "General Partner"), a Delaware corporation and a wholly-owned subsidiary of Host Marriott. The Inns are managed by Fairfield FMC Corporation (the "Manager"), a wholly-owned subsidiary of MII, as part of the Fairfield Inn by Marriott hotel system.

The Partnership was formed on August 23, 1989, and operations commenced on July 31, 1990 (the "Closing Date"). Between November 17, 1989, and the Closing Date, 83,337 limited partnership interests (the "Units") were sold in a public offering. The offering price per unit was $1,000. The General Partner contributed $841,788 for its 1% general partnership interest and $1.1 million to establish the initial working capital reserve of the Partnership at $1.5 million (as required in the partnership agreement). In addition, the General Partner has a 10% limited partnership interest through the purchase of Units on the Closing Date.

On November 17, 1989, the Partnership executed a purchase agreement (the "Purchase Agreement") with Host Marriott to acquire the Inns and the land on which 18 Inns are situated for $235.5 million. The total purchase price was paid from proceeds of the mortgage financing and sale of the Units.

Partnership Allocations and Distributions

Partnership allocations and distributions are generally made as follows:

a. Cash available for distribution for each fiscal year will be distributed quarterly as follows: (i) 99% to the limited partners and 1% to the General Partner (collectively, the "Partners") until the Partners have received, with respect to such fiscal year, an amount equal to the Partners' Preferred Distribution (9% of the excess of original cash contributions over cumulative distributions of net refinancing and sales proceeds ("Capital Receipts") on an annualized basis in 1990, 9.5% in 1991 and 1992 and 10% for each year thereafter); (ii) remaining cash available for distribution will be distributed as follows, depending on the amount of Capital Receipts previously distributed:

   1) 99% to the limited partners and 1% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

   2) 90% to the limited partners and 10% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

   3) 80% to the limited partners and 20% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

b. Refinancing proceeds and sale proceeds from the sale or other disposition of less than substantially all of the assets of the Partnership will be distributed (i) 99% to the limited partners and 1% to the General Partner until the Partners have received the then outstanding Partners' 12% Preferred Distribution, as defined, and cumulative distributions of Capital Receipts equal to 100% of their original capital contributions; and (ii) thereafter, 80% to the limited partners and 20% to the General Partner.

c. Sale proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the Partners pro-rata in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

d. Net profits for each fiscal year generally will be allocated in the same manner in which cash available for distribution is distributed. Net losses for each fiscal year generally will be allocated 99% to the limited partners and 1% to the General Partner.

e. Gains recognized by the Partnership generally will be allocated in the following order of priority: (i) to those Partners whose capital accounts have negative balances until such negative balances are brought to zero;
   (ii) to all Partners up to the amount necessary to bring the Partners' capital account balances to an amount equal to their pro-rata share of the Partners' 12% Preferred Distribution, as defined, plus their Net Invested Capital, as defined; and (iii) thereafter, 80% to the limited partners and 20% to the General Partner.

f. For financial reporting purposes, profits and losses are allocated among the Partners based on their stated interests in cash available for distribution.

Fiscal Year

The Company's fiscal year ends on the Friday nearest to December 31. Fiscal year 1996 included 53 weeks compared to 52 weeks for fiscal years 1995 and 1994.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Restatement

Subsequent to the issuance of its 1995 financial statements, the Partnership discovered a computational error in the amount of incentive management fees recorded in 1993, 1994 and 1995. The 1996 financial statements have been restated to correct this error, the effect of which increased the previously reported losses by $337,000, $338,000 and $418,000 to $6,295,000, $4,174,000 and
$951,000 in 1993, 1994 and 1995, respectively.

Reclassifications

Certain reclassifications were made to prior year financial statements to conform to the 1996 presentation.

Basis of Accounting

The Partnership records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Working Capital and Supplies

Pursuant to the terms of the Partnership's management agreement discussed in
Note 8, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Inns. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon the termination of the management agreement, the Manager is required to convert working capital and supplies into cash and return it to the Partnership. As a result of these conditions, the individual components of working capital and supplies controlled by the Manager are not reflected in the accompanying balance sheet.

Revenues and Expenses

Inn revenues represent house profit of the Partnership's Inns since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Inns to the Manager. House profit reflects Inn operating results which flow to the Partnership as property owner and represents gross Inn sales less property-level expenses, excluding depreciation and amortization, Fairfield Inn system, base and incentive management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs, which are disclosed separately in the statement of operations (see Note 3).

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

          Land improvements                30 years
          Leasehold improvements           30 years
          Building and improvements        30 years
          Furniture and equipment     4 to 10 years

All property and equipment is pledged as security for the mortgage debt described in Note 6.

The Partnership assesses impairment of its real estate properties based on whether estimated future undiscounted cash flows from such properties on an individual property basis will be less than their net book value. If a property is impaired, its basis is adjusted to fair market value.

Deferred Financing and Organization Costs

Deferred financing costs represent the costs incurred in connection with obtaining the mortgage debt (see Note 6) and are amortized over the term thereof. Organization costs incurred in the formation of the Partnership were amortized using the straight-line method over five years and were fully amortized as of December 31, 1995. As of December 31, 1996, the Partnership incurred approximately $4,622,000 of costs in connection with the proposed refinancing (see Note 6). At December 31, 1996 and 1995, accumulated amortization of deferred financing costs totaled $3,513,000 and $2,867,000, respectively.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Ground Rent

The Land Leases with MII or affiliates (see Note 7) include scheduled increases in minimum rents per property. These scheduled rent increases, which are included in minimum lease payments, are being recognized by the Partnership on a straight-line basis over the 99 year term of the leases. The adjustment included in ground rent expense and Due to Marriott International, Inc. and affiliates to reflect minimum lease payments on a straight-line basis was a decrease of $218,000 for each of the years ended December 31, 1996 and 1995, and was an increase of $246,000 for the year ended December 31, 1994. Deferred ground rent as of December 31, 1996 and 1995 was $665,000 and $883,000, respectively.

Income Taxes

Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes, but rather, allocates profits and losses to the individual Partners. Significant differences exist between the net income (loss) for financial reporting purposes and the net income (loss) as reported in the Partnership's tax return. These differences are due primarily to the use for income tax purposes of accelerated depreciation methods, shorter depreciable lives of the assets and differences in the timing of recognition of certain fees and straight-line rent adjustments. As a result of these differences, the excess of the net assets reported in the accompanying financial statements over the Partnership's tax basis in net assets is $2,013,000 and $9,588,000 as of December 31, 1996 and 1995, respectively.

New Statement of Financial Accounting Standards

In the first quarter of 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.

NOTE 3.  REVENUES

Partnership revenues consist of Inn operating results for the three years ended December 31 (in thousands):


                                                1996      1995       1994
                                              --------  --------   --------

SALES...................................      $ 97,441  $ 91,693   $ 85,153
                                              --------  --------   --------

EXPENSES
  Departmental Direct Costs
   Rooms................................        49,109    45,239     43,295
   Chain Services.......................         1,267     1,192      1,004
                                              --------  --------   --------
                                                50,376    46,431     44,299
                                              --------  --------   --------

REVENUES................................      $ 47,065  $ 45,262   $ 40,854
                                              ========  ========   ========


NOTE 4.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31 (in thousands):



                                                              1996        1995
                                                            ---------  ---------
Land and improvements.................................      $  37,134  $  36,958
Leasehold improvements................................         89,056     89,056
Building and improvements.............................         57,247     52,957
Furniture and equipment...............................         67,007     66,185
                                                            ---------  ---------
                                                              250,444    245,156
Less accumulated depreciation and amortization........        (86,296)   (73,057)
                                                            ---------  ---------
                                                            $ 164,148  $ 172,099
                                                            =========  =========

NOTE 5.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.


                                                    As of December 31, 1996  As of December 31, 1995
                                                    -----------------------  -----------------------
                                                                 Estimated                Estimated
                                                     Carrying      Fair       Carrying      Fair
                                                      Amount       Value       Amount       Value
                                                    ----------  -----------  ----------  -----------
                                                        (in thousands)           (in thousands)

Mortgage debt.....................................   $164,847    $164,847    $164,850     $164,850

Management fees due to Fairfield FMC Corporation..   $ 12,786    $    843    $ 10,316     $  1,017

The estimated fair value of the mortgage debt is based on the expected future debt service payments discounted at estimated market rates. Management fees due to Fairfield FMC Corporation (included in Due to Marriott International, Inc. and affiliates on the accompanying balance sheet) are valued based on the expected future payments from operating cash flow discounted at risk adjusted rates.

NOTE 6.  DEBT

Mortgage Debt

On July 31, 1990, the Partnership borrowed $164.9 million, bearing a fixed interest rate of 9.67%, pursuant to the terms of a non-recourse mortgage loan agreement (the "Mortgage Debt") to finance a portion of the purchase price of the Inns. The Mortgage Debt required semi-annual interest payments with no principal payments required through maturity. Although the Mortgage Debt matured on December 31, 1996, the Partnership was unable to refinance the debt until January 13, 1997 (see Note 9). During the period of December 31, 1996 through January 13, 1997, the existing Mortgage Debt bore interest at a default rate of 12.67%.

The Mortgage Debt was secured by a first mortgage on the Partnership's fee or leasehold interest in each Inn, a security interest in all personal property associated with the Inns and a security interest in the Partnership's rights under the management agreement, the Purchase Agreement, and the Land Leases.

NOTE 7.  LAND LEASES

The land on which 32 of the Inns are situated is leased by the Partnership from MII or its affiliates. The Land Leases expire on November 30, 2088 and provide that the Partnership will pay annual rents equal to the greater of a specified minimum rent for each property or a percentage rent based on gross sales of the Inn operated thereon. The minimum rentals are adjusted at various anniversary dates through 1999, as defined in the agreements. The minimum rentals are adjusted annually for the remaining life of the leases based on changes in the Consumer Price Index. The percentage rent, which also varies from property to property, is fixed at predetermined percentages of gross sales that increase over time.

Minimum future rental payments during the term of the Land Leases are as follows (in thousands):


              Lease Year               Minimum Rental
            ------------               --------------

                1997                     $  2,659
                1998                        2,659
                1999                        2,659
                2000                        2,659
                2001                        2,659
             Thereafter                   231,333
                                         --------
                                         $244,628
                                         ========

Total rental expense on the Land Leases was $2,627,000 for 1996, $2,570,000 for 1995 and $2,499,000 for 1994.

Under the terms of the Land Leases, during any fiscal year from 1993 through 1996, the payment of rental expense was subordinate to an $8.4 million annual return to the Partnership. Any rent that was not paid currently as a result of such subordination was payable out of Capital Receipts remaining after the Partnership's payment or retention of certain priority returns and other amounts. No rental expense was subordinated for 1993 through 1996.

Subsequent to year-end, the Land Leases were amended (see Note 9).

NOTE 8.  MANAGEMENT AGREEMENT

The Manager operates the Inns pursuant to a long-term management agreement (the "Management Agreement") with an initial term expiring on December 31, 2009. The Manager may renew the Management Agreement, as to one or more of the Inns at its option, for up to five additional 10-year terms plus one five-year term. The Partnership may terminate the Management Agreement after December 1995 if specified minimum operating results are not achieved. However, the Manager may prevent termination by paying the Partnership the amount by which the minimum operating results were not achieved.

The Manager earns a base management fee equal to 1% of gross sales from Inn operations for each fiscal year through 1994 and 2% of gross sales from Inn operations for each fiscal year thereafter. For the years 1993 through 1996, payment of the base management fee was subordinate to an $8.4 million annual return to the Partnership subject to certain aggregate limitations when combined with ground rent deferrals for the same period. The maximum amount of base management fees and ground rent to be subordinated during this four-year period was limited to $8,000,000. Any base management fees that were not paid currently as a result of such subordination were payable out of Capital Receipts subject to the Partnership payment or retention of certain priority returns and other amounts. As of December 31, 1996, no base management fees or ground rent were deferred. The Management Agreement also provides for payment of a Fairfield Inn system fee equal to 3% of gross sales from Inn operations.

In addition, the Manager is entitled to an incentive management fee equal to 15% of Operating Profit, as defined, increasing to 20% after the Inns have achieved total Operating Profit during any 12 month period equal to or greater than $33.9 million. The incentive management fee is payable out of 50% of cash flow from operations remaining after payment of ground rent, debt service, partnership administrative expenses and the owner's priority return, as defined. In accordance with the Management Agreement, incentive management fees through 1992 were waived by the Manager, as cash flow available for incentive management fees, as defined, was insufficient to pay the fees. Incentive management fees earned after 1992 accrue and are payable as outlined above or from Capital Receipts. During 1996, 1995 and 1994, the Manager deferred $2,470,000, $2,857,000 and $3,429,000 of incentive management fees, respectively.
Cumulative deferred incentive management fees at December 31, 1996 and 1995 were $12,786,000 and $10,316,000, respectively.

The Manager is required to furnish certain services ("Chain Services") which are furnished generally on a central or regional basis to all managed or owned Inns in the Fairfield Inn by Marriott hotel system. The total amount of Chain Services allocated to the Partnership for the years ended December 31, 1996, 1995 and 1994 was $1,267,000, $1,192,000 and $1,004,000, respectively. In addition, the Manager maintains a marketing fund to pay the costs associated with certain system-wide advertising, marketing, sales, promotional and public relations materials and programs. Each Inn within the system contributes 2.5% of gross Inn sales to the marketing fund. The Manager has no ownership interest in the marketing fund. For the years ended December 31, 1996, 1995 and 1994, the Partnership contributed $2,436,000, $2,292,000 and $2,129,000, respectively, to the marketing fund.

The Partnership is required to provide the Manager with working capital to meet the operating needs of the Inns. Upon termination of the Management Agreement, the working capital will be returned to the Partnership. As of December 31, 1996 and 1995, $1,000,000 had been advanced to the Manager for working capital and is included in Due from Fairfield FMC Corporation on the accompanying balance sheet.

The Management Agreement provides for the establishment of a property improvement fund for the Inns to cover (a) the cost of certain non-routine repairs and maintenance to the Inns which are normally capitalized; and (b) the cost of replacements and renewals to the Inns' property and improvements. Contributions to the property improvement fund are based on a percentage of gross sales of each Inn equal to 6% for 1996, 1995 and 1994. For the years ended December 31, 1996, 1995 and 1994, the Partnership contributed $5,846,000, $5,502,000 and $5,109,000, respectively, to the property improvement fund.

Subsequent to year-end, the Management Agreement was amended (see Note 9).

NOTE 9.  SUBSEQUENT EVENT

Mortgage Debt

On January 13, 1997 (the "Refinancing Date") the Mortgage Debt was successfully refinanced with a new third party lender. The principal amount of the Partnership's refinanced debt was increased from $164.8 million to $165.4 million. Proceeds from the new loan were used to repay the existing mortgage debt and pay refinancing costs. The refinanced debt continues to be non-recourse, bears interest at a fixed rate of 8.40% and requires monthly payments of principal and interest based upon a 20-year amortization schedule for a 10-year term expiring January 11, 2007. Thereafter, until the final maturity date of January 11, 2017, interest is payable at an adjusted rate, as defined, and all excess cash flow is applied toward principal amortization.

Debt maturities under the refinanced mortgage are as follows (in thousands):


           1997             $  3,002
           1998                3,639
           1999                3,912
           2000                4,253
           2001                4,625
        Thereafter           145,969
                            --------
                            $165,400
                            ========

The refinanced mortgage debt is secured by first mortgages on all of the Inns, the land on which they are located, or an assignment of the Partnership's interest under the Land Leases, including ownership interest in all improvements thereon, fixtures and personal property related thereto.

As part of the refinancing, the Partnership is required to establish various reserves for capital expenditures, working capital, debt service and insurance needs. On the Refinancing Date, the Partnership established reserves totalling $3.9 million for certain capital expenditure items. The funds will be expended during 1997 for various renewals and replacements, site improvements, Americans with Disabilities Act of 1990 modifications and environmental studies undertaken in conjunction with the refinancing. Additionally, the Partnership is required to deposit two months' debt service payments, or $2,850,000, into a debt service reserve payable in 12 equal consecutive monthly installments commencing on March 11, 1997. The Partnership is also required to deposit $161,000 into a ground rent reserve payable in six equal monthly installments commencing on March 11, 1997. The Partnership is also obligated to fund $300,000 into an earthquake restoration reserve account, payable in 3 consecutive monthly installments commencing on January 31, 1997. Transfers from this fund are to be made in conjunction with any damages (not covered by insurance) suffered from earthquakes to the two Inns located in California.

In addition, the Partnership has entered into a Working Capital Maintenance and Supplemental Debt Service Agreement ("Agreement") with the Manager, effective January 13, 1997. As part of this Agreement, the Partnership has agreed to furnish the Manager additional working capital to be deposited into a segregated
interest bearing account (the "Working Capital Reserve").   The Working Capital
Reserve is to be funded from Operating Profit, as defined, retained by or distributed to the Partnership as such amounts become available, until the Working Capital Reserve reaches $670,000. This Agreement also requires the funding of another segregated account for debt service shortfalls (the "Supplemental Debt Service Reserve"). This reserve is also to be funded out of Operating Profit retained or distributed to the Partnership as such amounts become available, until the Supplemental Debt Service Reserve reaches $1,425,000.

The lender is currently working on the securitization of the mortgage debt through the issuance and sale of commercial mortgage-backed securities. In connection with the securitization, the Partnership may be required to establish additional reserves.

Management Agreement

The Management Agreement (see Note 8) has also been amended in conjunction with the refinancing, effective January 13, 1997. Per the amendment, the initial term of the Management Agreement has been extended ten years from December 31, 2009 to December 31, 2019. However, the renewal period has been shortened. The Manager may renew the Management Agreement, as to one or more of the Inns at its option, for up to four successive periods of ten years and one period of five years. The amendment also reduces the owner's priority return, as defined, by the amount of any outstanding advances by the Manager for working capital needs or funding of shortfalls in the debt service reserve account. These loans bear interest at 1% above the prime rate. Additionally, the amendment increases the amount of the contribution to the property improvement fund by 1% of gross sales of each Inn. Commencing in 1997 and for all fiscal years thereafter, the Partnership will contribute 7% of gross sales of each Inn. However, if the Manager determines 7% exceeds the amount needed for making capital expenditures, then the Manager can adjust the incentive management fee calculation to exclude as a deduction in calculating incentive fees up to 1 percentage point of contributions to the property improvement fund.

Land Leases

Additionally, the Land Leases (see Note 7) have also been amended beginning in 1997. Until the refinanced mortgage debt is repaid, the payment of rental expense exceeding 3% of gross sales from the 32 leased Inns in the aggregate shall be deferred in any fiscal year that cash flow is less than regularly scheduled principal and interest payments on the mortgage debt.

ITEM 14.  DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

          (a) The financial statements filed as a part of this Form 10 are listed in Item 13 on Page 20.

               Supplementary Financial Statement Schedules -        Page
                                                                    ----
                Fairfield Inn By Marriott Limited Partnership

               III.  Real Estate and Accumulated Depreciation        35

Schedules I through V inclusive, other than those listed above, are omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or notes thereto.

          (b)  Exhibits

          2.a Amended and Restated Agreement of Limited Partnership of Fairfield Inn by Marriott Limited Partnership by and among Marriott FIBM One Corporation (General Partner), Christopher, G. Townsend (Organizational Limited Partner), and those persons who become Limited Partners (Limited Partners) dated July 31, 1990.

         10.a Management Agreement by and between Fairfield Inn by Marriott Limited Partnership (Owner) and Fairfield FMC Corporation (Management Company) dated November 17, 1989.

         10.b First Amendment to Management Agreement by and between Fairfield Inn by Marriott Limited Partnership (Owner), Fairfield FMC Corporation (Management Company) dated July 31, 1990.

         10.c Second Amendment to Management Agreement by and between Fairfield Inn by Marriott Limited Partnership (Owner) and Fairfield FMC Corporation (Manager) dated January 13, 1997.

         10.d Master Indenture of Mortgage, Deed of Trust, Deed to Secure Debt, Assignment of Rents and Fixture Filing from Fairfield Inn by Marriott Limited Partnership (Borrower) to Sumitomo Trust & Banking Co., Ltd., New York Branch (Bank) dated July 31, 1990.

         10.e Debt Service Guaranty Agreement by Marriott Corporation (Guarantor) to Sumitomo Trust & Banking Co., Ltd., New York Branch dated July 31, 1990.

         10.f Modification of Credit Agreement and Guaranty of Management Agreement between The Sumitomo Trust & Banking Co., Ltd. (Bank) and Fairfield Inn by Marriott Limited Partnership (Borrower) dated February 1, 1995.

         10.g Loan Agreement between Fairfield Inn by Marriott Limited Partnership and Nomura Asset Capital Corporation dated January 13, 1997.

         10.h Secured Promissory Note made by Fairfield Inn by Marriott Limited Partnership (the "Maker") to Nomura Asset Capital Corporation (the "Payee") dated January 13, 1997.

          27   Financial Data Schedule

                                 SCHEDULE III

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
                   REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1996
                                (IN THOUSANDS)



                                      Initial Costs                         Gross Amount at December 31, 1996
                                  ---------------------               ---------------------------------------------
                                                         Subsequent
                                           Buildings &      Costs              Buildings &             Accumulated
Description         Encumbrances   Land    Improvements  Capitalized   Land    Improvements   Total    Depreciation
------------------  ------------  -------  ------------  -----------  -------  ------------  --------  ------------
50 Fairfield Inn
By Marriott Inns
each less than
5% of total         $    164,847  $36,754  $    137,734  $     8,949  $37,134  $    146,303  $183,437  $     39,888
                    ============  =======  ============  ===========  =======  ============  ========  ============




                          Date of
                       Completion of     Date     Depreciation
                       Construction    Acquired       Life
                       -------------  ----------  ------------
50 Fairfield Inn by      1987 - 1990  1987- 1990  30 years
Marriott Inns



Notes:
------
                                                          1994      1995      1996
                                                        --------  --------  --------
(a) Reconciliation of Real Estate:
    Balance at beginning of year.................       $175,331  $177,862  $178,971
    Capital Expenditures.........................          2,531     1,109     4,466
    Dispositions.................................             --        --        --
                                                        --------  --------  --------
    Balance at end of year.......................       $177,862  $178,971  $183,437
                                                        ========  ========  ========

(b) Reconciliation of Accumulated Depreciation:
    Balance at beginning of year.................       $ 20,044  $ 26,387  $ 32,988
    Depreciation.................................          6,343     6,601     6,900
                                                        --------  --------  --------
    Balance at end of year.......................       $ 26,387  $ 32,988  $ 39,888
                                                        ========  ========  ========
(c) The aggregate cost of land, buildings and
    improvements for Federal income tax purposes
    is approximately $180.6 million at December 31,
    1996.

(d) The Debt balance is $164.8 million as of December 31, 1996.


                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29 of January, 1998.

                              FAIRFIELD INN BY MARRIOTT
                              LIMITED PARTNERSHIP

                              By:   FIBM ONE CORPORATION
                                    General Partner



                                    /s/ Bruce F. Stemerman
                                    ------------------------------------------
                                    Bruce F. Stemerman
                                    President and Director



Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capacities and on the date indicated above.

Signature                            Title
---------                            -----
                                     (FIBM ONE CORPORATION)


/s/ Bruce F. Stemerman               President and Director
--------------------------------     (Principal Executive Officer)
Bruce F. Stemerman


/s/ Christopher G. Townsend          Vice President, Secretary and Director
--------------------------------
Christopher G. Townsend


/s/ Earla L. Stowe                   Vice President and Chief Accounting Officer
--------------------------------
Earla L. Stowe


/s/ Bruce Wardinski                  Treasurer
--------------------------------
Bruce Wardinski